Merrill Lynch Index Funds, Inc.

					March 13, 1998

	Securities and Exhange Commission
	450 Fifth Street, N.W.
	Judiciary Plaza
	Washington, D.C. 20549

	Attention: Division of Investment Management

		   Re: Merrill Lynch Index Funds, Inc.
		       Form 40-17f-2

	Certificate of Accounting of Securities and Similar
	Investments in the Custody of Management Investment
	Companies Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

	1. Investment Company Act File Number:
	   Date examination completed:
	   811-7899: December 31, 1997

	2. State Identification Number: MD

	3. Exact Number of investment company as specified in registration statement: 4

	4. Address of principal executive office:
	   (number, street, city, state, zip code)
	   P.O. Box 9011
	   Princeton, New Jersey 08543-9011

		Independent Accountants' Report

	To the Board of Directors of
	Merrill Lynch Index Funds, Inc.:

	We have examined the investment accounts shown by the books and records of Merrill Lynch S&P 500 Index Fund, Merrill Lynch SmallCap Index Fund and Merrill Lynch Aggregate Bond Index Fund (collectively the "Funds")of the Merrill Lynch
	Index Funds, Inc. (the "Corportion") for the period from the date of our last similar examination on October 31, 1997, to December 31, 1997. It is understood that this report is solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

	Securities owned as of the close of business on December 31, 1997, all of which are in book entry form and shown by the books and records audited by us, were confirmed with Depository Trust Company, New York, New York; Participant Trust Company, New York, New York; and Chase Manhattan Bank, New York, New York. We confirmed all securities out on loan on that date with the applicable brokers. For unsettled trades, we performed other auditing procedures.

	Because the above procedures do not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the investment accounts referred to above. In connection with the procedures referred to above no matters came to our attention that caused us to believe that the specified accounts should be adjusted. Had we performed additional procedures or had we audited the financial statements in accordance with generally accepted auditing standards, matters might have come to our attention that would have been reported to you. This report relates only to the investments specified above and does not extned to any financial statements of the Funds taken as a whole.

	/s/ Deloitte & Touche LLP
	Deloitte & Touche LLP
	Princeton, New Jersey
	February 13, 1998